UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Assembly Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

045396108

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note: Based on the number of outstanding shares of Common Stock disclosed by the Issuer on November 4, 2021, this Amendment No. 2 is being filed to report that the Reporting Person ceased to own more than 5% of the shares of Common Stock.

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): Muneer A. Satter
2	Check The Appropriate Box If a Member Of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 2,227,500
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,227,500
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,227,500
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented By Amount in Row (9) 4.7% (a)
12	Type of Reporting Person (See Instructions) IN

(a)

All percentages calculated in this Schedule 13G/A are based upon 47,861,677 shares of common stock outstanding as of November 1, 2021, as disclosed in the Quarterly Report on Form 10-Q filed by Assembly Biosciences, Inc. with the Securities and Exchange Commission on November 4, 2021.

Item 1(a).	Name of Issuer:

Assembly Biosciences, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

331 Oyster Point Blvd. South San Francisco, CA 94080

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed by Muneer A. Satter (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if none. Residence:

Muneer A. Satter c/o Satter Management Co., L.P. 676 North Michigan Avenue, Suite 4000 Chicago, IL 60611

Item 2(c).	Citizenship:

The Reporting Person is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”).

Items 2(e).	CUSIP Number:

045396108

Item 3.

If this statement is filed pursuant to 240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)  ☐  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)  ☐  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)  ☐  Insurance company as defined in section 3(a)(l 9) of the Act (15 U.S.C. 78c).

(d)  ☐  Investment company registered under section 8 of the Investment Company Act of 1940 (15U.S.C. 80a-8).

(e)  ☐  An investment adviser in accordance with §240.13d-l(b)(l )(ii)(E).

(f)  ☐  An employee benefit plan or endowment fund in accordance with §240.13d-1 (b)(1)(ii)(F)

(g)  ☐  A parent holding company or control person in accordance with § 240.13d-l (b)(l )(ii)(G).

(h)  ☐  A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)  ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)  ☐ Non-U.S. institution in accordance with Rule 13d-l(b)(l )(ii)(J).

(k)  ☐  Group, in accordance with §240.13d-l(b)(l )(ii)(K).

Item 4.	Ownership:

(a)   Amount beneficially owned:

The Reporting Person beneficially owns an aggregate of 2,227,500 shares of Common Stock. The shares of Common Stock beneficially owned by the Reporting Person include (a) 1,800,000 shares that are held by Satter Medical Technology Partners, L.P. for which the Reporting Person has sole voting and dispositive power over all such shares; (b) 215,147 shares of Common Stock that are held by Muneer A. Satter Revocable Trust for which the Reporting Person serves as trustee and, in such capacity, has sole voting and dispositive power over all such shares; and (c) 212,353 shares of Common Stock that are held by various other trusts and other entities for which the Reporting Person serves as trustee, investment advisor or manager and, in such capacity, has sole voting and dispositive power over all such shares.

(b)   Percent of class:

See Item 11 on the cover page hereto.

(c)   Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Item 5 on the cover page hereto.

(ii)  Shared power to vote or to direct the vote:

0

(iii)  Sole power to dispose or to direct the disposition of:

See Item 7 on the cover page hereto.

(iv) Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof, the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2022

By:	/s/ Muneer A. Satter
Muneer A. Satter